SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

TESORO LOGISTICS LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

88160T 10 7

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 88160T 10 7	SCHEDULE 13G

(1)	Names of reporting persons TESORO CORPORATION
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 15,559,780(1)
(7) Sole dispositive power
(8) Shared dispositive power 15,559,780(1)
(9)	Aggregate amount beneficially owned by each reporting person 15,559,780(1)
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 51.0%(2)
(12)	Type of reporting person (see instructions) CO

(1)	Includes 135,610 common units representing limited partner interests (“Common Units”) and 6,785,124 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by the Reporting Person and an aggregate of 169,280 Common Units and 8,469,766 Subordinated Units held by Tesoro Refining and Marketing Company (“TRMC”) and Tesoro Alaska Company (“Tesoro Alaska”). As the parent corporation of TRMC and Tesoro Alaska, the Reporting Person may be deemed to beneficially own all of the Common Units and Subordinated Units held by such entities. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 15,254,890 Common Units and 15,254,890 Subordinated Units outstanding as of November 4, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2011.

CUSIP No.: 88160T 10 7	SCHEDULE 13G

(1)	Names of reporting persons TESORO REFINING AND MARKETING COMPANY
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 8,067,981(1)
(7) Sole dispositive power
(8) Shared dispositive power 8,067,981(1)
(9)	Aggregate amount beneficially owned by each reporting person 8,067,981(1)
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 26.4%(2)
(12)	Type of reporting person (see instructions) CO

(1)	Includes 158,090 common units representing limited partner interests (“Common Units”) and 7,909,891 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 15,254,890 Common Units and 15,254,890 Subordinated Units outstanding as of November 4, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2011.

CUSIP No.: 88160T 10 7	SCHEDULE 13G

(1)	Names of reporting persons Tesoro Alaska Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 571,065 (1)
(7) Sole dispositive power
(8) Shared dispositive power 571,065 (1)
(9)	Aggregate amount beneficially owned by each reporting person 571,065 (1)
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.9%(2)
(12)	Type of reporting person (see instructions) CO

(1)	Includes 11,190 common units representing limited partner interests (“Common Units”) and 559,875 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 15,254,890 Common Units and 15,254,890 Subordinated Units outstanding as of November 4, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2011.

CUSIP No.: 88160T 10 7	SCHEDULE 13G

Item 1(a).	Name of Issuer: Tesoro Logistics LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

Item 2(a).	Name of Person(s) Filing:

Tesoro Corporation(“Tesoro”)

Tesoro Refining and Marketing Company(“TRMC”)

Tesoro Alaska Company(“Tesoro Alaska”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Tesoro, TRMC and Tesoro Alaska:

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

Item 2(c).	Citizenship:

Tesoro Delaware

TRMC Delaware

Tesoro Alaska Delaware

Item 2(d).	Title of Class of Securities:

Common units representing limited partner interests and subordinated units representing limited partner interests in the Issuer

Item 2(e).	CUSIP Number: 88160T 10 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 13d-1(b)(1)(ii)(K).

CUSIP No.: 88160T 10 7	SCHEDULE 13G

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	0000000000000	0000000000000		0000000000000		0000000000000
		Tesoro:		TRMC:		Tesoro Alaska:
(a)	Amount beneficially owned:	15,559,780	(1)	8,067,981	(1)	571,065	(1)
(b)	Percent of class:	51.0	%(2)	26.4	%(2)	1.9	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	15,559,780	(1)	8,067,981	(1)	571,065	(1)
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	15,559,780	(1)	8,067,981	(1)	571,065	(1)

(1)	Includes 304,890 Common Units and 15,254,890 Subordinated Units for Tesoro (of which 135,610 Common Units and 6,785,124 Subordinated Units are held directly by Tesoro), 158,090 Common Units and 7,909,891 Subordinated Units for TRMC and 11,190 Common Units and 559,875 Subordinated Units for Tesoro Alaska. As the parent corporation of TRMC and Tesoro Alaska, Tesoro may be deemed to beneficially own all of the Common Units and Subordinated Units held by such entities. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(2)	Based upon 15,254,890 Common Units and 15,254,890 Subordinated Units outstanding as of November 4, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2011.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

CUSIP No.: 88160T 10 7	SCHEDULE 13G

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

TESORO CORPORATION a Delaware corporation

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO REFINING AND MARKETING COMPANY a Delaware corporation

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President and Secretary

TESORO ALASKA COMPANY a Delaware corporation

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

CUSIP No.: 88160T 10 7	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 13, 2012.

TESORO CORPORATION a Delaware corporation

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO REFINING AND MARKETING COMPANY a Delaware corporation
By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President and Secretary

TESORO ALASKA COMPANY a Delaware corporation

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary